Scythian Biosciences Corp.

(Formerly Kitrinor Metals Inc.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

December 31, 2017

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Note to Reader	2
Condensed Consolidated Interim Statements of Financial Position	3
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss	4
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	5
Condensed Consolidated Interim Statements of Cash Flows	6
Notes to the Condensed Consolidated Interim Financial Statements	7 - 22

NOTE TO READER

Under National Instrument 51-102, if an auditor has not performed a review of interim financial statements they must be accompanied by a note indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by and are the responsibility of the management. The Company’s independent auditor has not performed a review of these interim financial statements.

2

Scythian Biosciences Corp.(Formerly Kitrinor Metals Inc.)

Condensed Consolidated Interim Statements of Financial Position

As at December 31, 2017 and March 31, 2017

Expressed in Canadian Dollars

	Note	December 31, 2017	March 31, 2017
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	4	$9,741,769	$1,090,767
Other receivables	9	100,000	-
Prepaid expenses		74,509	871,907
Sales tax recoverable		111,585	9,979
Total current assets		10,027,863	1,972,653
Plant and equipment	6	-	759,682
Total assets		$10,027,863	$2,732,335
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	7	$279,953	$1,931,317
Deferred share unit liabilities	8	3,190,000	-
Total liabilities		3,469,953	1,931,317
SHAREHOLDERS’ EQUITY
Capital stock	8	25,133,419	6,216,198
Contributed surplus	8	6,455,891	1,506,806
Deficit		(25,031,400)	(6,921,986)
Total shareholders’ equity		6,557,910	801,018
Total liabilities and shareholders’ equity		$10,027,863	$2,732,335

Nature and continuance of operations – Note 1

Commitments – Notes 11 and 12

Comparative Figures – Note 16

Subsequent events – Note 17

“Jonathan Gilbert”	“Vic Neufeld”
Jonathan Gilbert	Vic Neufeld

The accompanying notes are an integral part of the condensed consolidated interim financial statements

3

Scythian Biosciences Corp. (Formerly Kitrinor Metals Inc.)

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the three and nine months ended December 31, 2017 and 2016

Expressed in Canadian Dollars

(Unaudited)

		Three months ended		Nine months ended
		December 31,		December 31,
	Note	2017	2016	2017	2016
OPERATING EXPENSES
Research and development	11	$815,821	$363,959	$2,246,427	$456,300
Salaries and wages	7, 8b, 8d	765,633	265,420	2,579,758	793,460
Professional fees		126,097	27,402	328,147	66,630
Consulting	7, 8b	167,040	15,982	360,438	129,568
Advertising and public relations		383,918	1,992	572,504	6,529
Office and general		20,720	8,350	60,141	24,787
Travel		1,439	5,431	53,151	11,331
Depreciation	6	34,002	48,363	136,007	163,363
Foreign exchange loss		(43,316)	(5,557)	57,092	4,270
		2,271,354	731,342	6,393,665	1,656,238
OPERATING LOSS BEFORE THE FOLLOWING ITEMS		(2,271,354)	(731,342)	(6,393,665)	(1,656,238)
Interest income		26,919	(4,424)	60,487	(4,424)
Change in fair value of deferred share units	8d	(1,963,125)	-	(1,553,438)	-
Listing expenses	5	-	-	(9,988,123)	-
Loss on disposal of subsidiary	9	(234,675)	-	(234,675)	-
Net loss and comprehensive loss from:
Continuing operations		(4,171,458)	(681,987)	(17,731,920)	(1,486,883)
Discontinued operations		(270,777)	(53,779)	(377,494)	(173,779)
NET LOSS AND COMPREHENSIVE LOSS		$(4,442,235)	$(735,766)	$(18,109,414)	$(1,660,662)
Loss per share
Basic and diluted - continuing operations	10	$(0.78)	$(1.50)	$(4.18)	$(3.28)
Basic and diluted - discontinued operations	10	$(0.05)	$(0.12)	$(0.09)	$(0.38)
Weighted average number of shares outstanding
Basic and diluted	10	5,360,369	453,808	4,239,507	453,291

The accompanying notes are an integral part of the condensed consolidated interim financial statements

4

Scythian Biosciences Corp. (Formerly Kitrinor Metals Inc.)

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

For the nine months ended December 31, 2017 and 2016

Expressed in Canadian Dollars

(Unaudited)

	Note	Number	Share Capital	Contributed Surplus	Other Capital Reserves	Deficit	Total Shareholders’ Equity
Balance, April 1, 2016		449,713	$3,507,284	$939,708	$20,000	$(3,945,922)	$521,070
Issuance of common shares		4,095	81,899	-	(20,000)	-	61,899
Share based compensation		-	-	66,245	-	-	66,245
Net loss		-	-	-	-	(1,660,662)	(1,660,662)
Balance, December 31, 2016		453,808	$3,589,183	$1,005,953	$-	$(5,606,584)	$(1,011,448)
Balance, April 1, 2017		2,874,551	$6,216,198	$1,506,806	$-	$(6,921,986)	$801,018
Subscriptions receipts, net of costs		-	-	-	12,196,191	-	12,196,191
Shares issued for settlement of accounts payable	7	12,500	100,000	819,245	-	-	919,245
Shares issued on conversion of subscription receipts	8	1,660,625	13,285,000	-	(13,285,000)	-	-
Share issuance costs		-	(1,128,383)	-	1,088,809	-	(39,574)
Settlement of accrued wages with related parties	7	-	-	669,388	-	-	669,388
Share issuance - RTO	5	660,566	5,284,528	3,886,447	-	-	9,170,975
Finder’s fee	5	49,700	397,600	-	-	-	397,600
Shares issued pursuant to the exercise of warrants	8	172,948	1,167,476	(861,581)	-	-	305,895
Share based compensation	8	-	-	435,586	-	-	435,586
Disposition of Go Green	9	(27,000)	(189,000)	-	-	-	(189,000)
Net loss		-	-	-	-	(18,109,414)	(18,109,414)
Balance, December 31, 2017		5,403,890	$25,133,419	$6,455,891	$-	$(25,031,400)	$6,557,910

The accompanying notes are an integral part of these condensed consolidated interim financial statements

5

Scythian Biosciences Corp. (Formerly Kitrinor Metals Inc.)

Condensed Consolidated Interim Statements of Cash Flows

For the nine months ended December 31, 2017 and 2016

Expressed in Canadian Dollars

(Unaudited)

	Note	2017	2016
OPERATING ACTIVITIES
Net loss from continuing operations		$(17,731,920)	$(1,486,883)
Net loss from discontinued operations		(377,494)	(173,779)
Items not affecting cash:
Depreciation	6	136,007	163,363
Share based compensation	8	435,586	66,245
Issuance of deferred share units	8	1,636,562	-
Change in fair value of deferred share units	8	1,553,438	-
Non-cash listing expenses	5	9,723,663	-
Loss on sale of subsidiary	9	234,675	-
Changes in non-cash working capital items:
Decrease (Increase) in prepaid expenses		797,398	(13,731)
Increase in sales tax recoverable		(89,730)	(1,437)
Increase (Decrease) in accounts payable and accrued liabilities		(141,764)	852,797
Cash flows relating to operating activities		(3,823,579)	(593,425)
FINANCING ACTIVITIES
Issuance of promissory notes	15	-	345,000
Proceeds from the issuance of common shares, net	8	-	61,899
Proceeds from exercise of warrants	8	305,895	-
Proceeds from issuance of subscription receipts for common shares, net	8	12,156,617	-
Cash flows relating to financing activities		12,462,512	406,899
INVESTING ACTIVITIES
Cash acquired upon the acquisition of Kitrinor	5	379	-
Advances to Kitrinor	5	(88,310)	-
Proceeds from sale of subsidiary	9	100,000	-
Cash flows relating to investing activities		12,069	-
Net increase (decrease) in cash		8,651,002	(186,526)
Cash and cash equivalents, beginning		1,090,767	222,431
Cash and cash equivalents, ending		$9,741,769	$35,905

Supplemental Cash Flow Information – Note 13

The accompanying notes are an integral part of the condensed consolidated interim financial statements

6

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

December 31, 2017

Expressed in Canadian Dollars (Unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.) (the “Company”) was incorporated under the laws of the Province of Ontario on January 28, 2005. The Company’s common shares trade on the TSX Venture Exchange (“TSXV”) under the trading symbol SCYB. Subsequent to period end, on Feb 22, 2018, the Company commenced trading through the Nasdaq International Designation under the symbol OTC-Nasdaq Intl: SCCYF. The Company is a reporting issuer in the provinces of Ontario, Alberta, and British Columbia.

On August 1, 2017, the Company completed a business combination with Scythian Biosciences Inc. (“Scythian Inc.”) (the “Transaction”) (Note 5), a company incorporated under the Federal laws of Canada on July 9, 2014. Scythian Inc. is focused on the acquisition of companies in the medical marijuana market, either in its application for medical and academic uses in the development of new pharmaceuticals, or in the business of production and sales of prescription marijuana to individual consumers. The Transaction constituted a reverse takeover (“RTO”) of the Company by Scythian Inc. and the business of the resulting merged entities became the business of Scythian Inc.

Effective August 1, 2017, and in connection with the Transaction, the Company effected a reverse stock split on the basis of 1:20 and Scythian Inc. effected a reverse stock split on the basis of 1:80. As such, all shares of common stock issued and outstanding were decreased on such basis. These condensed consolidated interim financial statements give retroactive effect to such reverse split and all share and per share amounts have been adjusted accordingly.

The Company’s principal and registered office is 200-366 Bay St., Toronto, ON, M5H 4B2.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

2. BASIS OF PRESENTATION

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) IAS 34 “Interim Financial Reporting”.

These condensed consolidated interim financial statements do not include all of the information and disclosures required to be included in annual financial statements prepared in accordance with IFRS.

7

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

December 31, 2017

Expressed in Canadian Dollars (Unaudited)

2. BASIS OF PRESENTATION – Continued

a)	Statement of Compliance – Continued

These condensed consolidated interim financial statements should be read in conjunction with the audited annual consolidated financial statements of Scythian Inc. for the year ended March 31, 2017, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies, use of judgements and estimates were presented in Note 2 and Note 3 of those audited financial statements and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were authorized for issue on February 26, 2018 by the directors of the Company.

b)	Basis of Measurement

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency. These condensed consolidated interim financial statements are prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Basis of Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiary, Scythian Biosciences Inc. All intercompany balances and transactions have been eliminated upon consolidation. Subsidiaries are consolidated from the date control commences until control ceases.

On November 29, 2017 the Company disposed of its wholly-owned subsidiary Go Green B.C. Medicinal Marijuana Ltd. (“Go Green”) to an independent third party (note 9).

3. NEW ACCOUNTING STANDARDS

At the date of authorization of these condensed consolidated interim financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been early-adopted by the Company.

Management anticipates that all of the pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s condensed consolidated interim financial statements is provided below. Certain other new standards and interpretations have been issued, but are not expected to have an impact on the Company’s condensed consolidated interim financial statements.

8

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

December 31, 2017

Expressed in Canadian Dollars (Unaudited)

3. NEW ACCOUNTING STANDARDS – Continued

Future Changes in Accounting Policies

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 is not expected to have an impact on the classification and measurement of the Company’s financial assets and liabilities when adopted in 2018.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently assessing the impact of IFRS 16.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of the following:

	December 31, 2017	March 31, 2017
Cash	$624,074	$1,090,767
Cashable guaranteed investment certificates	9,117,695	-
	$9,741,769	$1,090,767

5. REVERSE TAKEOVER TRANSACTION

On August 1, 2017, the Company closed a RTO transaction with Scythian Inc. pursuant to which the Company acquired all of the issued and outstanding securities of Scythian Inc. by way of a three-cornered amalgamation (the “Amalgamation”). As part of the Amalgamation, the Company changed its name to Scythian Biosciences Corp. (“Scythian Corp.”) and Scythian Inc. became a wholly-owned subsidiary of the Company. At the date of the Amalgamation, Scythian Inc. had advanced $88,310 to Scythian Corp. pursuant to the letter of intent and to pay for public company expenses prior to the consummation of the transaction. All amounts advanced were eliminated upon completion of the Amalgamation.

9

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

December 31, 2017

Expressed in Canadian Dollars (Unaudited)

5. REVERSE TAKEOVER TRANSACTION – Continued

Under the terms of the Amalgamation, Scythian Corp. effected a reverse stock split on the basis of 1:20 and Scythian Inc. effected a reverse stock split on the basis of 1:80. Scythian Inc. shareholders received post-consolidation shares of Scythian Corp. for each post-consolidation Scythian Inc. share held on the basis of 1:1. Further, all post-consolidation share purchase options and warrants outstanding in Scythian Inc. were exchanged for share purchase options and warrants in Scythian Corp. on the basis of 1:1.

The Amalgamation was accounted for as a RTO transaction that was not a business combination and effectively a capital transaction of Scythian Inc. Scythian Inc. has been treated as the accounting acquirer (legal subsidiary) and Scythian Corp. has been treated as the accounting acquiree (legal parent) in these condensed consolidated interim financial statements. As Scythian Inc. was deemed to be the acquirer for accounting purposes, the condensed consolidated interim financial statements are presented as a continuation of Scythian Inc.

Details of the purchase price consideration and allocation are shown below:

Consideration paid
Common shares	660,566	$8.0000	$5,284,528
Warrants	617,198	$6.2969	3,886,447
Options	10,675	$-	-
Total Consideration	1,288,439		$9,170,975
Net Assets Acquired
Cash			$379
Sales tax recoverable			11,876
Accounts payable and accrued liabilities			(79,033)
Due to Scythian			(88,310)
Net assets (liabilities) acquired			(155,088)
Listing Expense			$9,326,063

The warrant value was calculated using the Black-Scholes option pricing model using the following weighted average assumptions: share price: $8.00; expected life: 2.13 years, expected annualized volatility: 75.51%, annual rate of quarterly dividends: 0.00%, risk-free interest rate: 1.25%.

The fair value of Scythian Corp.’s net assets and liabilities is estimated to be consistent with their carrying value due to their short-term nature.

The Company paid a finder’s fee of 49,700 common shares in connection with the Amalgamation. These shares were recorded at a fair value of $8.00 per share, or $397,600 and is included as additional listing expense on the statement of operations during the three and nine months ended December 31, 2017. The Company incurred additional listing expenses of $264,460.

10

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

December 31, 2017

Expressed in Canadian Dollars (Unaudited)

6. PLANT AND EQUIPMENT

Plant and equipment consists of the following:

	Leasehold	Marchinery and
	improvements	equipment	Total
Cost, April 1, 2016	$743,925	$406,075	$1,150,000
Additions	-	-	-
Cost, March 31, 2017	743,925	406,075	1,150,000
Disposal	(743,925)	(406,075)	(1,150,000)
Cost, December 31, 2017	$-	$-	$-
Accumulated depreciation, April 1, 2016	$111,589	$60,911	$172,500
Depreciation	148,785	69,033	217,818
Accumulated depreciation, March 31, 2017	260,374	129,944	390,318
Depreciation	99,190	36,817	$136,007
Disposal	(359,564)	(166,761)	(526,325)
Accumulated depreciation, December 31, 2017	$-	$-	$-
Net book value, March 31, 2017	$483,551	$276,131	$759,682
Net book value, December 31, 2017	$-	$-	$-

During the three and nine months ended December 31, 2017, the Company recorded depreciation expense of $34,002 and $136,007, respectively (2016 - $48,363 and $163,363, respectively). On November 29, 2017, the company disposed of all of the Plant and Equipment as part of the Go Green disposition (note 9).

7. RELATED PARTY TRANSACTIONS AND BALANCES AND KEY MANAGEMENT COMPENSATION

All related party transactions are carried out in the normal course of operations and are recorded at fair value, unless otherwise noted herein. The Company has identified its officers as its key management personnel.

Related Party Balances

At December 31, 2017, included in accounts payable and accrued liabilities is an amount of $Nil (March 31, 2017 - $1,395,150) owing to directors and officers of the Company in respect of unpaid salaries and benefits, directors’ fees, and reimbursable expenses. Any amounts owed to related parties are unsecured, non-interest bearing, and are payable on demand.

11

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

December 31, 2017

Expressed in Canadian Dollars (Unaudited)

7. RELATED PARTY TRANSACTIONS AND BALANCES AND KEY MANAGEMENT COMPENSATION – Continued

Related Party Transactions

The Company incurred charges with directors and officers of the Company or with companies with directors or officers in common with the Company during the three and nine months ended December 31, 2017 and 2016 as follows:

Three months ended December 31,			Nine months ended December 31,
	2017	2016	2017	2016
Salaries and wages	$647,464	$246,051	$1,297,581	$730,861
Consulting fees	-	-	7,500	-
Director fees	-	2,000	803,000	12,000
	$647,464	$248,051	$2,108,081	$742,861

During the nine months ended December 31, 2017, the Company issued an aggregate of 12,500 common shares of the Company, and paid $45,000 in cash, to settle an aggregate of $964,245 in accrued and unpaid salaries and wages and benefits due to two former directors and officers of the Company. The shares issued were recorded at their fair value of $100,000, or $8.00 per share, which value was determined with reference to the price at which shares were being sold to arm’s length parties on or around the transaction date. The remaining $819,245 difference between the carrying value of the amounts settled and the fair value of consideration transferred of $145,000 was recorded as a contribution to equity.

During the nine months ended December 31, 2017, two directors and officers of the Company forgave an aggregate of $669,388 in accrued salaries, wages and allowances owed to the directors and officers. The amount forgiven was recorded as a contribution to equity.

12

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

December 31, 2017

Expressed in Canadian Dollars (Unaudited)

8. CAPITAL STOCK

a. Common shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Changes in the issued and outstanding common shares of the Company during the year ended March 31, 2017, and for the nine-month period ended December 31, 2017, were as follows:

	Number of shares	Amount
Balance, April 1, 2016	449,713	$3,507,284
Shares issued
Pursuant to private placements at $20.00	4,095	81,900
Balance, June 30, 2016	453,808	3,589,184
Shares issued
Pursuant to private placements at $0.20	2,000,000	400,000
Pursuant to private placements at $8.00	370,743	2,965,945
Share issuance costs	-	(748,931)
In exchange for services	50,000	10,000
Balance, March 31, 2017	2,874,551	$6,216,198
Shares issued
As settlement of accounts payable	12,500	100,000
Pursuant to private placements at $8.00	1,660,625	13,285,000
Share issuance costs	-	(1,128,383)
Share issuance - RTO	660,566	5,284,528
Finder’s fee	49,700	397,600
Pursuant to exercise of warrants	172,948	1,167,476
Disposition of Go Green	(27,000)	(189,000)
Balance, December 31, 2017	5,403,890	$25,133,419

During the nine months ended December 31, 2017, the Company issued 1,660,625 subscription receipts at $8.00 per subscription receipts for gross proceeds of $13,285,000 pursuant to a private placement. In connection with the private placement, the Company incurred share issue costs of $1,128,383, which included agent’s commission and legal fees and expenses directly attributable to the transaction. Subsequently, the subscription receipts were converted into shares of common stock on a one for one basis.

During the nine months ended December 31, 2017, as a result of the sale of Go Green the Company cancelled 27,000 common shares. The closing price of the share on date of transaction (November 29, 2017) was $7.00, resulting in $189,000 being deducted from share capital (note 9).

13

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

December 31, 2017

Expressed in Canadian Dollars (Unaudited)

8. CAPITAL STOCK – Continued

b. Share Purchase Options

The Board of Directors of the Company (the “Board”) has approved a Stock Option Plan (the “Option Plan”). The purpose of the Option Plan is to grant share purchase options to directors, senior officers, employees, and consultants of the Company. The maximum number of shares reserved for issue under the Option Plan will be equal to 10% of the aggregate issued and outstanding shares of the Company at the date of approval of the Option Plan, but the maximum number may be revised from time to time by the Board.

The Option Plan is administered by the Board. The minimum exercise price of options issued under the Option Plan shall be equal to the market price (as defined by the Option Plan) of the Company’s shares on the grant date, less applicable discount, if any, permitted by securities legislation and approved by the Board. Stock options may be granted under the Option Plan for an exercise period determined by the Board, subject to earlier termination in accordance with the terms of the Option Plan.

A summary of the status of the Company’s outstanding share purchase options for the year ended March 31, 2017, and for the nine-month period ended December 31, 2017, is presented below:

	Number of	Weighted
	options	Average exercise
Outstanding, April 1, 2016	73,750	$20.00
Granted	62,500	0.20
Outstanding, March 31, 2017	136,250	10.92
Granted	156,250	8.04
Issued pursuant to RTO	10,675	50.00
Forfeited	(51,250)	20.00
Expired	(16,300)	39.65
Outstanding, December 31, 2017	235,625	$6.81

14

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

December 31, 2017

Expressed in Canadian Dollars (Unaudited)

8. CAPITAL STOCK – Continued

b. Share Purchase Options – Continued

At December 31, 2017, the following share purchase options were outstanding:

		Number of	Number of
Grant date	Exercise price	options	vested options	Expiry Date
January 30, 2017	0.20	62,500	62,500	January 30, 2020
August 31, 2015	20.00	15,000	15,000	August 31, 2020
February 12, 2016	20.00	1,875	1,875	February 12, 2021
August 1, 2017	8.00	75,000	75,000	August 1, 2022
September 18, 2017	8.00	25,000	-	September 18, 2022
September 1, 2017	8.00	27,500	10,000	September 1, 2022
September 6, 2017	8.00	10,000	3,500	September 6, 2022
November 27, 2017	8.00	2,500	1,000	November 27, 2022
December 1, 2017	8.00	5,000	2,000	December 1, 2022
December 7, 2017	8.00	2,500	1,000	December 7, 2022
December 11, 2017	8.65	8,750	8,750	December 11, 2022
		235,625	180,625

During the three and nine months ended December 31, 2017, the Company recorded $101,956 and $435,586, respectively (2016 - $12,832 and $66,245, respectively) in share based compensation expense in connection with the vesting of share purchase options. These charges were recorded on the statement of loss and comprehensive loss as follows:

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Consulting fees	$33,271	$12,832	$82,723	$66,245
Salaries and wages	68,685	-	352,863	-
	$101,956	$12,832	$435,586	$66,245

The fair value of the Company’s stock options issued were estimated using the Black-Scholes option pricing model using the following assumptions:

	December 31, 2017	March 31, 2017

Expected volatility (based on historical share prices)	77.95% - 117.71%	77.95%
Risk-free interest rate	1.26% - 1.74%	1.26%
Expected life (years)	2.50 - 3.50	2.50
Expected dividend yield	Nil	Nil
Underlying share price	$5.00 - $8.65	$8.00

15

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

December 31, 2017

Expressed in Canadian Dollars (Unaudited)

8. CAPITAL STOCK – Continued

c. Share Purchase Warrants

A summary of the Company’s share purchase warrants outstanding is presented below:

	Number of	Weighted Average
	warrants	exercise price
Outstanding, April 1, 2016	-
Issued	142,196	$8.73
Outstanding, March 31, 2017	142,196	$8.73
Issued	617,198	$1.95
Expired	(250)	$50.00
Exercised	(172,948)	$1.77
Outstanding, December 31, 2017	586,196	$3.63

During the year ended March 31, 2017, the Company issued 116,244 share purchase warrants exercisable at $8.00 per share, expiring on June 12, 2019, as commissions in connection with subscription receipt financing. The fair value of these warrants of $398,200 was recorded as a share issue cost during the year ended March 31, 2017. The fair value of these warrants was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk-free rate 0.86%, expected life 2.0 years, estimated stock price $8.00, expected volatility 78.95%, dividend yield 0.00%.

During the year ended March 31, 2017, the Company issued 25,952 share purchase warrants exercisable at $12.00 per share for a period of three years from the date of issuance as commissions in connection with a private placement financing. The fair value of these warrants of $85,400, was recorded as a share issue cost during the year ended March 31, 2017. The fair value of these warrants was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk-free rate 0.78%, expected life 3.0 years, estimated stock price $8.00, expected volatility 78.73%, dividend yield 0.00%.

During the nine months ended December 31, 2017, 132,948 warrants with exercise price of $2.00 and 40,000 warrants with exercise price of $1.00 were exercised for cash proceeds of $305,869. The value of $861,581 related to the warrants’ original issuance was reclassified from contributed surplus to share capital.

During the nine months ended December 31, 2017, 250 warrants with exercise price of $50 expired unexercised.

16

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

December 31, 2017

Expressed in Canadian Dollars (Unaudited)

8. CAPITAL STOCK – Continued

c. Share Purchase Warrants – Continued

At December 31, 2017, the Company had share purchase warrants outstanding as follows:

Issuance Date	Number of Warrants	Weighted average exercise price	Expiry Date
March 13, 2017	116,244	$8.00	June 12, 2019
March 20, 2017	20,746	12.00	March 20, 2020
March 31, 2017	5,206	12.00	March 31, 2020
August 1, 2017	444,000	2.00	October 11, 2019
	586,196	$3.63

d. Deferred share units

The Board has approved a Deferred Share Unit Plan (the “DSU Plan”). Pursuant to the DSU Plan, the Board may, from time to time, in its discretion and in accordance with TSXV requirements, grant to directors, officers, and full-time employees of the Company and its affiliates (collectively the “DSU Participants”), DSUs representing the right of the DSU Participant to receive one previously unissued common share of the Company or cash equivalent (a “DSU Payment”) for each whole DSU held by such DSU Participant.

The maximum aggregate number of common shares that may be issued under the DSU Plan shall not exceed 200,000 provided further that the aggregate number of common shares issuable under the DSU Plan, combined with any other securities-based compensation plan, including the Company’s Option Plan, shall not exceed 10% of the then issued and outstanding common shares of the Company at the grant date.

The DSU Plan is administered by the Board. Upon a DSU Participants death, or retirement from or loss of office or employment with the Company (the “Termination Date”), the Company shall satisfy the DSU Payment for each DSU Participant by either (i) issuing to such DSU Participant one common share of the Company for each outstanding DSU held by such DSU Participant on such relevant Termination Date, or (ii) payment of an amount in cash equivalent equal to the number of outstanding DSUs held by such DSU Participant multiplied by the last closing price of the Company’s shares of common stock immediately prior to the Termination Date, subject to applicable statutory source deductions.

A summary of the status of the Company’s outstanding DSUs for the year ended March 31, 2017, and for the nine-month period ended December 31, 2017, is presented below:

	Number	Value
Outstanding, April 1, 2016 and March 31, 2017	-	$-
Granted	200,000	1,636,562
Fair value adjustment	-	1,553,438
Outstanding, December 31, 2017	200,000	$3,190,000

17

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

December 31, 2017

Expressed in Canadian Dollars (Unaudited)

9. SALE OF GO GREEN AND DISCONTINUED OPERATIONS

On November 29, 2017, the Company disposed of its wholly-owned subsidiary Go Green to an independent third party. The disposition resulted in a loss of $234,675, the details of which are as follows:

Consideration received or receivable:
Cash paid at closing	$100,000
Other receivable	100,000
Return of shares (27,000 shares at $7.00/share)	189,000
Total consideration	389,000
Carrying amount of net assets sold	(623,675)
Loss on sale	$234,675

The carrying amounts of assets and liabilities as at November 29, 2017 were:

Property, plant and equipment	$623,675
Total assets	623,675

Total liabilities	-

Net assets	$623,675

The $100,000 other receivable is non-interest bearing and secured by a general security agreement over the assets sold. The other receivable is due as follows:

●	$50,000 on Feb 27, 2018; and
●	$50,000 on May 28, 2018;

The following table shows the statement of loss and comprehensive loss for the discontinued operations for the three and nine month periods ended December 31, 2017 and 2016.

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Consulting	$2,100	$5,416	$6,812	$10,416
Depreciation	34,002	48,363	136,007	163,363
Loss on disposal of subsidiary	234,675	-	234,675	-
	$270,777	$53,779	$377,494	$173,779

As depreciation and loss on disposal of subsidiary are non-cash transactions, there were no material affect on the statement of cash flows.

18

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

December 31, 2017

Expressed in Canadian Dollars (Unaudited)

10. LOSS PER SHARE

The calculation of basic and diluted loss per share for the three and nine months ended December 31, 2017, and 2016 was based on the following data:

	Three months ended December 31, Nine months ended December 31,
	2017	2016	2017	2016
Numerator
Net loss attributable to common shareholders
Continuing operations	$(4,171,458)	$(681,987)	$(17,731,920)	$(1,486,883)
Discontinued operations	(270,777)	(53,779)	(377,494)	(173,779)
	(4,442,235)	(735,766)	(18,109,414)	(1,660,662)
Denominator
Weighted average number of common shares	5,360,369	453,808	4,239,507	453,291
Dilutive effect of assumed exercise of stock options, warrants and DSUs	-	-	-	-
Diluted weighted average number of common shares outstanding	5,360,369	453,808	4,239,507	453,291
Loss per share
Basic and diluted - continuing operations	$(0.78)	$(1.50)	$(4.18)	$(3.28)
Basic and diluted - discontinued operations	$(0.05)	$(0.12)	$(0.09)	$(0.38)

The basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as stock options, share purchase warrants, and deferred share units in the weighted average number of common shares outstanding during the period, only if dilutive.

As of December 31, 2017, loss per share excludes 1,021,821 (March 31, 2017 - 278,446) potentially dilutive common shares related to outstanding share purchase options, warrants, and deferred share units as the effect was anti-dilutive.

11. OBLIGATION UNDER RESEARCH AGREEMENT

On July 25, 2016, the Company entered into a collaborative research agreement, and amended on February 10, 2017, and October 6, 2017, (the “Agreement”) with the University of Miami (the “University”). The University has agreed to assist the Company with the research, development and preclinical and clinical trials research studies.

The obligation of the University to commence and continue the project is contingent upon the Company making payments to the University.

●	1st payment: US$250,000 paid on November 28, 2016;
●	2nd payment: US$175,000 paid on February 1, 2017;
●	3rd payment: US$1,000,000 paid on March 27, 2017;
●	4th payment: US$1,000,000 paid on August 7, 2017;
●	5th payment: US$1,100,000 paid on February 12, 2018;

19

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

December 31, 2017

Expressed in Canadian Dollars (Unaudited)

11. OBLIGATION UNDER RESEARCH AGREEMENT – Continued

Under the Agreement, the Company is to pay US$1,000,000 on a quarterly basis with payments being due on October 1, 2017 and every subsequent quarter until July 1, 2021, on which the last payment is due. Every fourth quarter shall include an additional payment of US$553,750. Institution overhead of 29% is included within all payments. Total amount of funding, inclusive of University’s overhead is US$20,640,000.

As of February 26, 2018, the Company has paid US$100,000 of the US$1,000,000 due on January 1, 2018. The remaining US$900,000 amount is now overdue under the terms of the Agreement.

At December 31, 2017, included in accounts payable is an amount of $105,955 payable to the University (US$84,422) (March 31, 2017 - Prepaid expenses and deposits $860,876 (USD$645,900)).

During the three and nine months ended December 31, 2017, the Company recorded research and development expenses of $791,625 and $2,222,231, respectively (2016 - $363,959 and $456,300, respectively) in connection with expenditures incurred under the terms of the Agreement.

12. COMMITMENTS

Pursuant to the sale of Go Green, the Company is no longer committed to any minimum future lease payments.

The Company has certain commitments with regards to the research agreement with the University of Miami as discussed in note 11.

13. SUPPLEMENTAL CASH FLOW INFORMATION

Investing and financing activities that do not have a direct impact on cash flows are excluded from the statement of cash flows.

During the nine months ended December 31, 2017:

i) the Company issued 12,500 common shares as settlement of accrued and unpaid salaries, wages, and benefits of $919,245 owing to two directors and officers of the Company.

ii) the Company recorded $669,388 as a contribution to equity in connection with the forgiveness of accrued salaries, wages, and benefits owed to directors and officers of the Company.

iii) the Company recorded $189,000 as a reduction to equity in connection with the cancellation of 27,000 common shares. Shares were cancelled as part of the sale of a subsidiary (note 9).

iv) the Company recorded $100,000 other receivables in connection with the disposition of Go Green (note 9).

These transactions were excluded from the statement of cash flows.

20

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

December 31, 2017

Expressed in Canadian Dollars (Unaudited)

14. FINANCIAL RISK FACTORS

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations. Management is of the opinion that sufficient working capital is available from its financings to meet the Company’s liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. During the period ended December 31, 2017, the Company amended the timing of the obligations under its research agreement with the University (note 11). Subsequent to December 31, 2017, the Company completed a financing raising gross proceeds of $28,753,480. Management is of the opinion that it has sufficient working capital is available to meet the Company’s liabilities and commitments as they come due for the next twelve months. These condensed consolidated interim financial statements do not reflect any adjustments or reclassifications of assets and liabilities, which would be necessary if the Company were unable to continue as a going concern.

15. PROMISSORY NOTES PAYABLE

On November 22, 2016, the Company issued a promissory note in the principal amount of $345,000 in favor of various lenders, pursuant to cash received. The promissory notes accrued interest at a rate of 12% per annum and were repayable, together with accrued and unpaid interest upon the earlier of: (a) February 21, 2017 or (b) upon the Company completing, in any 30-day period, one or more financings for an aggregate amount of $1,000,000 by wait of debt, equity or other secured or unsecured loans.

The Company amended the promissory note to extend the maturity date to the earlier of (i) May 31, 2017 or (ii) the Company completing, in any 30-day period, one or more financings for an aggregate amount of $1,000,000 by wait of debt, equity or other secured or unsecured loans.

During the three and nine months ended December 31, 2017, the Company recorded interest expense of $Nil and $Nil, respectively (2016 - $4,424 and $4,424, respectively) with respect to this promissory note. The promissory notes payable were fully repaid in March 2017.

21

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

December 31, 2017

Expressed in Canadian Dollars (Unaudited)

16. COMPARATIVE FIGURES

Certain immaterial comparative figures have been reclassified in order to conform to the condensed consolidated interim financial statement presentation adopted for the current year. There has been no impact on the main lines of the statement of financial position, statement of loss and comprehensive loss, statement of shareholders’ equity or statement of cash flow.

17. SUBSEQUENT EVENTS

On January 15, 2018, the Company announced the issuance of 100,000 stock options with an exercise price of $18.63, expiring five years from the date of issuance.

On February 13, 2018, the Company announced that it closed its bought deal offering, including the full exercise of the underwriter’s over-allotment option (the “Offering”). The Company also announced the closing of its previously announced concurrent brokered private placement offering (the “Private Placement”), including the full exercise of the underwriter’s over-allotment option. The Company sold a total of 772,943 units (each, a “Unit”) of its securities at a purchase price of $18.60 per Unit for total gross proceeds of $14,376,740 under each of the Offering and the Private Placement, for total gross proceeds of $28,753,480. Each Unit consists of one common share and one common share purchase warrant exercisable for a period of 24 months from the closing date at an exercise price of $22.00 per Unit.

On February 22, 2018, the Company received admission and commenced trading under the Nasdaq International Designation Program under the symbol OTC – Nasdaq Intl: SCCYF.

22

SCYTHIAN BIOSCIENCES CORP.

(Formerly Kitrinor Metals Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED DECMEBER 31, 2017

Introduction

The following management discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for Scythian Biosciences Corp. (the “Company” or “Scythian”) for the three and nine months ended December 31, 2017, including other pertinent events subsequent to that date up to and including February 26, 2018. The following information should be read in conjunction with the financial statements for the three and nine month periods ended December 31, 2017 and 2016, and the audited financial statements of its subsidiary, Scythian Biosciences Inc. (“Scythian Inc.”), for the year ended March 31, 2017. Amounts are reported in Canadian dollars unless otherwise indicated.

The common shares of the Company are listed on the TSX Venture Exchange under the symbol “SCYB”, the OTC - Nasdaq Intl under the symbol “SCCYF”, and on the Frankfurt Exchange under the symbol “9SB”.

This MD&A provides managements view of the financial condition of the Company and the results of its operations for the reporting periods indicated. Additional information related to Scythian is available as filed on the Canadian Securities Administrators’ website at www.sedar.com.

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Forward-Looking Statements

This MD&A contains forward-looking information and statements (“forward-looking statements”) which reflects the current expectations of the management of Scythian, as applicable, regarding Scythian’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, Scythian cannot assure that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this MD&A have been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond Scythian’s control, including without limitation: performance of the Company’s business and operations; intention to grow the business and the operations of the Company; competitive conditions of the biopharmaceutical and marijuana industry; uncertainties of the results of trials conducted on animals; uncertainties of the results of human trials based on the results of research conducted on animals; uncertainties of developing products for human use; uncertainties of receiving approval by appropriate governing agencies for marketing; uncertainties related to the grant, renewal and impact of any license to conduct activities with marijuana; uncertainties for approval to market and manufacture the developed products; volatility in the demand for products; competition for, among other things, market share; pricing competition for products; inability to secure licensing under the Access to Cannabis for Medical Purposes Regulations (the “ACMPR”); changes in laws, regulations and guidelines relating to Scythian’s business; any commentary related to the legalization of marijuana and the timing related thereto; liabilities inherent in marijuana development operations; the growth of the Cannabinoid therapeutic market; uncertainties associated with protection and commercialization of intellectual property; financing risks; global economic events or conditions; fluctuations in foreign exchange or interest rates; and other factors, many of which are beyond the control of Scythian. Scythian assumes no responsibility to update forward looking statements, other than as may be required by applicable securities laws. The factors identified above are not intended to represent a complete list of the factors that could affect Scythian.

Business Overview

Scythian is a pre-clinical research and development company that is in the process of developing drug therapies. The first project underway is the development of a proprietary cannabinoid-based combination drug therapy for the treatment of concussions and traumatic brain injury. In addition to this primary line of research and development, Scythian also intends to develop other potential cannabinoid and non-cannabinoid based pharmaceutical products, including one that is in development for treatment of gastro-inflammatory disease.

In order to advance the development of Scythian’s proprietary treatment methodology, Scythian has established a relationship with the University of Miami’s (the “University”) “UConcussion Treatment & Management Program” (the “UConcussion Program”), a renowned center for research on brain and spinal cord injuries. Pursuant to a research agreement (the “R&D Agreement”) dated July 25, 2016, and amended on February 10, 2017 and October 6, 2017, the UConcussion Program is conducting and coordinating the Company’s research, including pre-clinical and clinical trials, to expand upon Scythian’s current patent pending methodology in the treatment of concussions and traumatic brain injury.

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In addition to Scythian’s principal line of business, being the development of a proprietary cannabinoid-based method for the treatment of concussions and traumatic brain injury (and efforts to develop other drugs), the Company had a wholly owned subsidiary, Go Green B.C. Medicinal Marijuana Ltd. (“Go Green”), which was in the process of applying to Health Canada to become a Licensed Producer under the ACMPR. On November 29, 2017, the Company sold Go Green.

Corporate Developments and Highlights

On February 22, 2018, the Company rang the closing bell at the Nasdaq Stock Market, to mark the Company’s admission into the Nasdaq International Designation under the symbol OTC – Nasdaq Intl Designation: SCCYF. The Company expects to become listed on the Nasdaq Capital Market upon receipt of its DTC Eligibility.

Financings

On February 13, 2018, the Company announced that it closed its bought deal offering, including the full exercise of the underwriter’s over-allotment option (the “Offering”). The Company also announced the closing of its previously announced concurrent brokered private placement offering (the “Private Placement”), including the full exercise of the underwriter’s over-allotment option. The Company sold a total a total of 772,943 units (each, a “Unit”) of its securities at a purchase price of $18.60 per Unit for total gross proceeds of $14,376,740 under each of the Offering and the Private Placement, for total gross proceeds of $28,753,480. Each Unit consists of one common share and one common share purchase warrant exercisable for a period of 24 months from the closing date at an exercise price of $22.00 per Unit. As part of the Private Placement Financing, Aphria Inc. (TSX:APH) subscribed for 672,125 Units of the Company.

In March 2017, the Company issued subscription receipts at $8.00 per subscription receipt for gross proceeds of $13,285,000 pursuant to a private placement. Subsequently, the subscription receipts were converted into shares of common stock on a one for one basis.

During ended March 2017, the Company also completed a private placement financing raising gross proceeds of $2,965,945 by issuing 370,743 common shares at $8.00.

Management, Board and Advisors

On February 15, 2018, the Company appointed Professor Michael Barnes its Chief Medical Officer.

On January 15, 2018, the Company announced the appointment of Vic Neufeld, CEO of Aphria Inc. (TSX: APH), and George Scorsis, CEO of Liberty Health Sciences Inc. (CSE: LHS) to the board of directors. The Company also announced Renah Perofsky joined its advisory board and that Peter Benz and Michael Petter had resigned from its board of directors.

On December 11, 2017, the Company announced the addition of Ottis Jerome Anderson to its Pro Athlete Advisory Committee.

3

Research Update

The research is in the pre-clinical studies phase, and the Company’s Combination Therapy is undergoing animal testing. Under the terms of the R&D Agreement, the fees owing to the University are paid on an agreed schedule, which is coordinated to correspond to different phases of the project research.

The work performed by Miami through December 31, 2017, includes, generally: preparation and finalization of research plans (for preclinical and clinical research phases of project); start Internal Review Board process and obtain animal study approvals; review drug regulations for State and federal licensing; initiate licensing application (and obtain approval) for Schedule 1 drug handling; review and understand Combination Therapy drug components; build project infrastructure, equipment purchases and move to new space; begin hiring of new staff for project; review safety issues with the study; start research review of previous work in the field; visit other labs and experts in Israel at Hebrew University; order compounds for Combination Therapy; begin training of team members; administrative set up including team meetings, organizational activity and budgeting; set up reporting systems; meetings with Scythian regarding project; analyze dosing and drug administration methodology; ran certain control animals to work out hearing testing after blunt head injury; receive first supply of drug product.

Under the R&D Agreement, the Company currently owes the University an aggregate of US$900,000 in fees for research and development activities. However, due to delays in the project, the Company has not paid the University these outstanding fees as the University is behind in delivering on its research and development objectives pursuant to the R&D Agreement.

Go Green Disposition

On November 29, 2017, the Company completed the sale of Go Green. In exchange for all of the issued and outstanding shares of Go Green, the Company received $200,000, with $100,000 paid at closing, and an additional $50,000 payable on each of the 90 and 180 day anniversaries from the closing. In addition to the cash payment, 27,000 common shares of the Company were also returned for cancellation. The Company incurred a loss of $234,675 as a result of this disposition and was presented as discontinued operations on the financial statements.

Reverse Takeover Transaction

On June 6, 2017, the Scythian Biosciences Inc. entered into a Business Combination Agreement with Kitrinor Metals Inc. (“Kitrinor”), a public company whose shares trade on the TSX Venture Exchange (“TSXV”) and 10188760 Canada Inc., a wholly owned subsidiary of Kitrinor incorporated for the purposes of the Business Combination Agreement (“Subco”), pursuant to which the Scythian Biosciences Inc. amalgamated with Kitrinor by way of a three-cornered amalgamation under the federal laws of Canada (the “Transaction”). The Transaction constituted a reverse takeover of Kitrinor by the Scythian Biosciences Inc. and the business of the resulting merged entities (the “Reporting Issuer”) became the business of the Scythian Biosciences Inc. The transaction was completed on August 1, 2017, and Kitrinor was renamed to Scythian Biosciences Corp. On August 8, 2017, the Company started trading on the TSXV under the symbol SCYB.

Effective August 1, 2017, and in connection with the Transaction, the Scythian Biosciences Inc. effected a reverse stock split on the basis of 1:80. As such, all shares of common stock issued and outstanding were decreased on the basis of one new share for each eighty old shares. The accompanying consolidated financial statements give retroactive effect to such reverse split and all share and per share amounts have been adjusted accordingly.

4

Details of the purchase price consideration and allocation are shown below:

Consideration paid

Common shares	660,566	$8.0000	$5,284,528
Warrants	617,198	$6.2969	3,886,447
Options	10,675	$-	-
Total Consideration	1,288,439		$9,170,975

Net Assets Acquired
Cash			$379
Receivables			11,876
Trade payables and accruals			(79,033)
Due to Scythian			(88,310)
Net assets (liabilities) acquired			(155,088)
Listing Expense			$9,326,063

R&D Agreement and the Treatment of Traumatic Brain Injury

Proprietary Methodology

On October 16, 2015, Scythian filed US Provisional Patent Application No. 62-242-457 Methods for Treating Traumatic Brain Injury. The pending patent application: PCT/US2016/057304 entitled Methods and Compositions for Treating Traumatic Brain Injury claims priority to U.S. Provisional Application Serial No. 62/242,457. The expected expiration date is October 17, 2036. The type of patent protection being sought is use and composition of matter. Jurisdictions will be limited to patent cooperation treaty (“PCT”) member countries. The proprietary methodology forming the basis of Scythian’s patent application utilizes a combination of two drugs to inhibit both inflammation and other aspects of the immune response in the brain that occur following a concussion or other traumatic brain injury (the “Combination Therapy”). This immune response and inflammation is a significant contributing cause of brain tissue damage following a head trauma. Scythian’s patent application focuses on using two or more alternative therapies in combination in order to combat the injury resulting from such inflammation and the immune systems response.

More generally, a concussion causes injury and damage to the brain in three ways. First, the initial physical impact and the force exerted cause a direct impact to, and/or acceleration of, the brain resulting in direct brain tissue damage. Following the force of the initial impact, brain tissue begins to swell. The result of such inflammation is increased intracranial pressure due to the limited amount of space surrounding an individual’s brain in the skull cavity. As the individual’s brain expands with inflammation, the brain presses against the skull with increasing pressure and can cause extensive damage. Other components of the immune response trigger a cascade of chemical processes, including the release of cytokines and the infiltration of white blood cells (leukocytic and macrophage infiltration). Changes in calcium and potassium concentrations also disrupt cell function. Scythian’s therapy is designed to disrupt or reduce the extent of these processes.

5

Scythian’s treatment strategy has been to target multiple receptors on parallel pathways that each affect these immune processes. Scythian’s patent proposes multiple drugs in each class as alternative treatments; however, the pre-clinical trial is focusing on two specific drugs. Scythian has not created new drugs but rather has found a way to apply several pre-existing drugs in a way not previously done before.

Proprietary Treatment Methodology

Scythian’s provisional patent application utilizes a combination of approaches to inhibit both the inflammation and the immune system response to combat injury due to concussion or other traumatic impact. The patent application focuses on using two or more alternative therapies in combination, with the application covering several possible combinations of drugs. Although the patent covers multiple combinations, the research being conducted by the University of Miami will utilize an N-methyl-D-aspartate (“NMDA”) receptor antagonist plus a cannabinoid receptor type 2 CB2 receptor agonist as a combined drug regimen. Among other things, the activation or inhibition of these receptors affects the cannabinoid pathway to ultimately increase levels of Anandamide with a resulting decrease in 2-arachidonoyl glycerol (“2-AG”). The result of this chemical effect is to reduce inflammation and to inhibit gliosis (and the immune cascade).

There is a long history of the study of cannabinoids for use as anti-inflammatory agents, including in particular, Cannabidiol (“CBD”). Research on the use of delta-9-tetrahydrocannabinol (“THC”), CBD and other cannabinoids as a possible treatment for various inflammatory disorders has been ongoing for no less than 25 years. However, over the last 10-15 years, this research has picked up extensively.

In addition to the Combination Therapy, Scythian’s patent application also covers an additional approach utilizing a Fatty Acid Amide Hydrolase inhibitor (“FAAH”) to trigger a different chemical pathway to achieve regulation of Anandamide and 2-AG. FAAH inhibitors reduce the level of 2-AG through upregulation of Anandamide levels without acting on the CB2 receptor. Thus, the use of a FAAH inhibitor would create an anti-inflammatory effect through an alternate mechanism without binding or effecting the CB1 or CB2 receptors. This alternative approach remains an additional possible approach at a later point in the study.

University of Miami Research Agreement

The research is being conducted at the University of Miami Miller School of Medicine, a leading institution in Traumatic Brain Injury and Concussion Treatment, Management, and Prevention. The primary investigator of the project, Professor of Neurological Surgery at the University, Gillian A. Hotz, PhD, is a leading expert in neurotrauma. She has been the Director of the UConcussion Program for the past twenty years, is part of the University of Miami’s Health System Sports Medicine, and the KIDZ Neuroscience Center at The Miami Project to Cure Paralysis. Miami Project to Cure Paralysis is a leading spinal cord injury research center and a designated Center of Excellence at the University of Miami Miller School of Medicine. Dr. Hotz is nationally recognized as a behavioral neuroscientist and expert in pediatric, adult neurotrauma and concussion prevention and management. Dr. Hotz has put together a core team of leading experts at the University’s in neuroscience, neurosurgery, neurology, neuropsychology, and injury prevention, including:

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●	Dalton Dietrich, PhD Scientific Director, The Miami Project to Cure Paralysis, Senior Associate Dean for Discovery Science, Professor of Neurological Surgery, Neurology, Biomedical Engineering and Cell Biology
●	Helen Bramlett, PhD Professor of Neurological Surgery, The Miami Project to Cure Paralysis
●	Michael Hoffer, MD Professor Otolaryngology and Neurotology
●	Bonnie Levin, PhD Professor of Neurology and Director of the Division of Neuropsychology, Department of Neurology.
●	Tatiana Rundek, MD Professor of Clinical Neurology
●	Steve Olvey, MD Associate Professor of Clinical Neurology & Neurosurgery
●	Mohan Kottapally, MD Assistant Professor of Clinical Neurology Neurocritical Care Division
●	Kester Nedd, DO Associate Professor of Clinical Neurology

Pursuant to the R&D Agreement, the UConcussion Program has committed to conduct the pre-clinical and clinical research studies of Scythian, including any necessary animal or preliminary testing, clinical testing, from inception through Phase 3 testing and to develop for commercial application, certain targeted therapeutics identified or otherwise contemplated by the agreement (the “Purpose”). Pursuant to the R&D Agreement Scythian has agreed to pay a 5% royalty of net profits from the commercialization, including licensing, or any inventions or discoveries made during the term of the agreement, as well as from the commercialization of the specific drug regimen being tested under the agreement and as set out in Scythian’s patent. Any intellectual property developed during the course of the testing program remains and/or becomes the property of Scythian.

The initial term of the agreement ends January 30, 2022, and may be extended. The agreement may be terminated by either party on 90 days’ written notice upon an uncured material breach; upon the filing for creditor protection under the United States Bankruptcy Code or the appointment of a bankruptcy trustee or receiver; or, upon either party determining in its sole judgment that the Purpose of the agreement will not achieve a positive outcome.

Milestones

The Company currently has three major milestones:

1)	The first milestone is the completion of the pre-clinical studies with an estimated cost of approximately US$3-4 million. Although the Company believes that the pre-clinical studies will take approximately 1 ½ to 2 years to complete, there is no fixed deadline for completing the pre-clinical stage as the outcome from the data and testing cannot be predicted. The pre-clinical studies are a series of tests using three different injury models. For each model of brain injury, the trials will compare the different compositions of the drug and will then also compare different dosage levels and timing on dose administration. As a result, there are numerous permutations that will need to be tested. The exact timing is not known since decisions about dose changes (to create a dose response curve) are made based upon the results of the past round of testing. Once the complete packet of information is created, it will be sent to the FDA as part of the Company’s application for an IND.

2)	The second major milestone is the IND application and the grant of any IND.

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3)	The third major milestone is the completion of the clinical studies with an estimated cost of US$11-15 million. The clinical studies will be comprised of two separate parts. The first part is the examination of patients to create a data map of the nature of the injury including the location and severity against different symptoms and measuring the physical changes that have occurred for each injury type. This will create a baseline against which to measure the success of the administration of the drug testing (once approved by the FDA) in human subjects. This part is estimated to cost approximately US$5-6 million. Once the IND is obtained, the second part of the clinical studies will involve the administration of the drug (again, as compared against a control group and the individual drug components) to assess safety and efficacy and to ascertain the best dosage and timing for the drug administration. The second part is estimated to cost approximately US$6-9 million. The clinical testing will be done in phases, including Phase I, II and III.

Phases

The first phase of the program will focus on the pre-clinical studies, piloting phase of the proposed outcome measures, and the translational project, with the latter providing the transition from pre-clinical to the clinical study beginning in Year 3. Significant efforts will be directed towards narrowing and refining the most sensitive outcomes from domains shown to be, in varying degrees and combinations, significantly impacted in mild to moderate traumatic brain injury: cognitive, behavioral, psychosocial, sleep, pain, sensory/motor, cardiovascular, inflammatory biomarkers, and imaging parameters. During this phase, the program will seek to clarify and address methodological shortcomings in existing literature, design novel outcomes that circumvent these shortcomings, pilot the outcome measures on normal, and two groups of traumatic brain injury patients (acute and chronic), and propose a study methodology to begin in Year 3 to test the Combination Therapy product. A significant target for year two of the study is to carry out the translational component of the study which will require a close collaboration between preclinical and clinical investigators, with the goal of gathering critical data in the piloting phase in order to inform and insure direct application from the experimental studies to the fully powered clinical trial beginning in Year 3 of the study. The Company estimates that US$3-4 million will be advanced to the University in order to complete the pre-clinical trials.

Due to delays in procuring necessary drug components, the research is effectively in the first year of pre-clinical studies, and the Combination Therapy is undergoing animal testing. The pre-clinical testing was expected to have commenced no later than the third quarter of 2017, but did not begin to materially advance until the first quarter of 2018. The University research team has undertaken to accelerate the rate of testing of animal subjects than currently in the project plans. This is expected to return the project to its planned schedule with initial pre-clinical data being received by the end of the first quarter of 2018, with more detailed data to be received during the second and third quarters of 2018.

Notwithstanding that the clinical studies, which involve experimental human testing of the Combination Therapy, do not commence until after the conclusion of the pre-clinical trials, preliminary aspects of the clinical studies have already begun. One such key aspect that has begun is the development of a large database mapping the expression of symptoms in patients with traumatic brain injuries. As a traumatic brain injury is not a homogeneous injury, the symptoms and expressions of the injury vary widely between patients based on the location and severity of the head impact, the parts of the brain involved and the cause of the injury itself. To properly measure the efficacy of the Combination Therapy, the University is creating a database mapping the injury types to the frequency and severity of different symptoms, as well as measurable biological changes in the brain tissue. This portion of the project is moving forward at the same time as the pre-clinical study and accounts for approximately US$5-6 million that will be advanced to the University over the next 17 months ending July 1, 2019.

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Under the R&D Agreement with the University, the pre-clinical trials are expected to be completed in approximately 1 ½ to 2 years (the time may vary based upon the success of the specific test trials). Clinical trials are expected to take approximately 3 years to complete following the end of the pre-clinical trials, although certain preliminary work has already commenced on the clinical trials.

The pre-clinical and clinical studies do not have fixed periods. A series of experiments comprise the various tests, with later tests being modified based upon the data obtained from earlier tests. The pre-clinical trials, clinical trials and accompanying methodologies are expected to be continually refined based on actual test results and on data received during the term of the R&D Agreement. All pre-clinical trials must be completed to obtain adequate data for an application to the FDA for an IND. Clinical trials must be completed to obtain adequate data for an application to the FDA for a new drug application.

As with any research project, the timeline and costs expended cannot be guaranteed, and the Company will continuously assess expenditures in light of the status of the project to ensure that funds are being applied appropriately. It should also be noted that because of the nature of the project, there will be some overlap between the pre-clinical and clinical phases. It should also be noted that, the funding schedule does not always correspond with the cost incurred and at points in time, the Company may have pre-paid amounts with or payables to the University.

At the conclusion of the pre-clinical phase, the Company intends to apply to the FDA for an IND which, if granted, would permit the Company to begin human testing. Depending upon the results of the pre-clinical trials and the data collected, the FDA could grant the IND or it could reject the IND application. Additionally, certain outside laboratory testing will be required regarding the pharmacokinetics and other metabolic characteristics of the Combination Therapy prior to submission of the IND.

In the event that the IND is granted, the Issuer will commence the clinical trial phase of the testing, which will include testing on human subjects. This testing process if broken into various phases, with the first phase, Phase 1, focusing on safety; with Phase 2 and 3 thereafter focusing on efficacy issues. Securing final regulatory approval for the manufacture and sale of human therapeutic products in the U.S., Europe, Canada and other commercial territories, is a long and costly process that is controlled by that particular territory’s national regulatory agency. The national regulatory agency in the United States is the FDA, in Canada it is Health Canada and in Europe it is the European Medicines Agency, or EMA. Other national regulatory agencies have similar regulatory approval processes, but each national regulatory agency has its own approval processes. Approval in U.S., Canada or Europe does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

In the U.S., the FDA is responsible for the drug approval process. The FDA’s mission is to protect human health by ensuring that all medications on the market are safe and effective. The FDA’s approval process examines potential drugs and only those that meet strict requirements are approved.

The U.S. Food and Drug Regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to good manufacturing practices. The drug approval process begins with the discovery of a potential drug. Pharmaceutical companies then test the drug extensively through a multi-stage process.

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Selected Quarterly Financial Information

For the three month periods ended:

	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
	$	$	$	$	$	$	$	$
Total revenue	-	-	-	-	-	-	-	-
Net loss	(4,442,235)	(12,520,884)	(1,146,295)	(1,315,402)	(735,766)	(461,458)	(463,439)	(813,791)
Loss per share, basic and fully diluted	(0.83)	(2.81)	(0.4)	(0.74)	(1.62)	(1.02)	(1.02)	(1.83)
Total assets	10,027,863	11,979,691	13,631,290	2,732,335	869,700	921,814	1,030,135	1,204,421
Long-term liabilities	-	-	-	-	-	-	-	-
Working capital (deficiency)[1]	9,747,910	11,055,826	12,074,173	41,336	(1,011,448)	(1,050,482)	(757,244)	(456,430)
Dividends	-	-	-	-	-	-	-	-

(1) Working capital (deficiency) excludes deferred share unit liabilities

Comments on the significant variations of results from operations for the three and nine months ended December 31, 2017 and 2016:

	Three Month Periods Ended		Nine Month Periods Ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	$	$	$	$
Research and development	815,821	363,959	2,246,427	456,300
Salaries and wages	765,633	265,420	2,579,758	793,460
Professional fees	126,097	27,402	328,147	66,630
Consulting	167,040	15,982	360,438	129,568
Advertising and public relations	383,918	1,992	572,504	6,529
Office and general	20,720	8,350	60,141	24,787
Travel	1,439	5,431	53,151	11,331
Depreciation	34,002	48,363	136,007	163,363
Foreign exchange loss (gain)	(43,316)	(5,557)	57,092	4,270
Total operating costs	2,271,354	731,342	6,393,665	1,656,238
Net loss and comprehensive loss	(4,442,235)	(735,766)	(18,109,414)	(1,660,662)

Operating costs totaled $2,271,354 and $6,393,665 for the three months and nine months ended December 31, 2017, respectively, compared to $731,342 and $1,656,238 for the three and nine months ended December 31, 2016, respectively, an increase of $1,540,012 and $4,737,427, respectively. The key reasons for the increase was due to significant increases in research and development, salaries and wages, professional fees, consulting fees and advertising and public relations.

In July 2016, the Company signed a collaborative research agreement with the University of Miami, and has since started funding research costs related to the Combination Therapy. This led to an increase during the three and nine month periods ended December 31, 2017, in research and development costs by $451,862 and $1,790,127 compared to the same periods in the prior year as the research continues to ramp up.

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During the three and nine month periods ended December 31, 2017, the Company incurred an increase in salaries and wages of $500,213 and $1,786,298, respectively. The main reason for this increase related to the issuance of deferred share units to officers and directors, which resulted in compensation during the three and nine month periods ended December 31, 2017 of $486,563 and $1,636,563, respectively (2016 - $Nil and $Nil, respectively). The increase in salaries and wages is also attributed to the issuance of stock options, as during the three and nine month periods ended December 31, 2017, the Company recorded $68,685 and $365,763 (2016 - $Nil and $Nil) in salaries and wages related to these issuances.

The Company also experienced increases in professional fees, consulting, and advertising and public relations. These increases are all associated with the completion of a go-public transaction, as well as additional costs related to maintaining a public listing. During the nine month periods ended December 31, 2017, the Company engaged with investor relations professionals as it sought to publicize the Company post its listing, as well as business development activities.

The Company incurred a net loss and comprehensive loss for the three and nine months ended of $4,442,235 and $18,109,414, (2016 - $735,766 and $1,660,662) respectively. The net loss and comprehensive loss included non-operating costs for the three and nine months ended December 31, 2017 of $2,710,881 and $11,715,749, (2016 – $4,424 and $4,424). The largest component of the increase year over year relates to one time listing costs of $9,988,123 incurred during the nine-month period.

The other significant component of non-operating costs for the three and nine months ended December 31, 2017, was change in fair value of deferred share units of $1,963,125 and $1,553,438, (2016 - $Nil and $Nil), respectively. The change in fair value of deferred share units will vary period over period, based on the changes that occur in the share price. The Company also had a loss on disposition of subsidiary of $234,675, for the disposition of Go Green, which was reported as a discontinued operation. As a result of the disposition, the Company will no longer be recognizing any depreciation as all plant and equipment were disposed of.

Liquidity and Capital Resources

As of December 31, 2017, the Company had cash and cash equivalents (which includes short-term cashable GIC’s) of $9,741,769 (March 31, 2017 - $1,090,767) and working capital, excluding deferred share unit liabilities, of $9,747,910 (March 31, 2017 - $41,366). The Company has a history of operating losses and of negative cash flows from operations. The Company will remain reliant on capital markets for future funding to meet its ongoing obligations.

Subsequent to period end, the Company closed on an additional financing raising gross proceeds of $28,753,480, see Corporate Developments and Highlights – Financing.

In November, 2016, the Company borrowed $345,000 through the issuance of short-term promissory notes payable, due in February, 2017, in order to make a payment on the R&D Agreement while the Company worked on a financing. In February, 2017, the Company extended the due date of the promissory notes to May 31, 2017. The loans were repaid in March, 2017 upon completion of a financing.

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Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations. Management is of the opinion that sufficient working capital is available from its financings to meet the Company’s liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. During the period ended December 31, 2017, the Company amended the timing of the obligations under its research agreement with the University (note 11). Subsequent to December 31, 2017, the Company completed a financing raising gross proceeds of $28,753,480. Management is of the opinion that it has sufficient working capital is available to meet the Company’s liabilities and commitments as they come due for the next twelve months. These condensed consolidated interim financial statements do not reflect any adjustments or reclassifications of assets and liabilities, which would be necessary if the Company were unable to continue as a going concern.

Share Capital Structure

The Company has authorized an unlimited number of common shares without par value, and an unlimited number of non-voting, non-participating, non-cumulative preferred shares without par value, redeemable at the option of the Company or the holder. As at February 26, 2018, the Company’s issued and outstanding shares, stock options and warrants are as follows:

February 26, 2018
Common shares	7,083,397
Warrants	2,169,840
Warrants – double dilution(1)	108,212
Stock options	322,459
Deferred share units	150,000
Total fully diluted	9,833,908

(1) 108,212 of the warrants convert into units, with each unit consisting of one common share and on warrant.

Research and Development Agreements and Commitments

On July 25, 2016, the Company entered into a collaborative research agreement, and amended on February 10, 2017 and October 6, 2017 (the “Agreement”) with the University of Miami (the “University”). The University has agreed to assist the Company with the research, development and preclinical and clinical trials research studies.

The obligation of the University to commence and continue the Project is contingent upon the Company making payments to the University.

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●	1st payment: US$250,000 paid on November 28, 2016;
●	2nd payment: US$175,000 paid on February 1, 2017;
●	3rd payment: US$1,000,000 paid on March 27, 2017;
●	4th payment: US$1,000,000 paid on August 7, 2017;
●	5th payment: US$1,100,000 paid on February 12, 2018;

Under the Agreement, the Company is to pay US$1,000,000 on a quarterly basis with payments being due on October 1, 2017 and every subsequent quarter until July 1, 2021, on which the last payment is due. Every fourth quarter shall include an additional payment of US$553,750. Institution overhead of 29% is included within all payments. Total amount of funding, inclusive of University’s overhead is US$20,640,000. As of February 26, 2018, the Company has paid US$100,000 of the US$1,000,000 due on January 1, 2018. The remaining US$900,000 amount is now overdue under the terms of the Agreement.

Contractual Obligations

The below table presents a listing of the contractual obligations of the Company.

Payments due by period ($)
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations(1)	$21,480,352	$5,589,724	$15,890,628	-	-
Other Long-Term Liabilities Reflected on our Balance Sheet	-	-	-	-	-
Total	$21,480,352	$5,589,724	$15,890,628	-	-

(1)	All amounts relate to the Agreement with the University of Miami and are denominated in US dollars. US dollars have been translated into Canadian dollars at an exchange rate of 1.25506 as at December 31, 2017.

Off-Balance Sheet Arrangements

Pursuant to the Agreement with the University of Miami, the Company has agreed to pay a 5% royalty of net profits from the commercialization, including licensing, or any inventions or discoveries made during the term of the agreement, as well as from the commercialization of the specific drug regime being tested under the agreement as set out in Scythian’s patent. Any intellectual property developed during the course of the testing program remains and/or becomes the property of Scythian.

The Company has no other off-balance sheet arrangements.

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Related Party Transactions

All related party transactions are carried out in the normal course of operations and are recorded at fair value, unless otherwise noted herein. The Company has identified its officers as its key management personnel.

Balances

At December 31, 2017, included in accounts payable and accrued liabilities is an amount of $Nil (March 31, 2017 - $1,395,150) owing to directors and officers of the Company in respect of unpaid salaries and benefits, directors’ fees, and reimbursable expenses. Any amounts owed to related parties are unsecured, non-interest bearing and are payable on demand.

Transactions

The Company incurred charges with directors and officers of the Company or with companies with directors or officers in common with the Company during the three and nine months ended December 31, 2017 and 2016 as follows:

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Salaries and wages	$647,464	$246,051	$1,297,581	$730,861
Consulting fees	-	-	7,500	-
Director fees	-	2,000	803,000	12,000
	$647,464	$248,051	$2,108,081	$742,861

During the nine months ended December 31, 2017, the Company issued an aggregate of 12,500 common shares of the Company, and paid $45,000 in cash, to settle an aggregate of $964,245 in accrued and unpaid salaries and wages and benefits due to two former directors and officers of the Company. The shares issued were recorded at their fair value of $100,000, or $8.00 per share, which value was determined with reference to the price at which shares were being sold to arm’s length parties on or around the transaction date. The remaining $819,245 difference between the carrying value of the amounts settled and the fair value of consideration transferred of $145,000 was recorded as a contribution to equity.

During the nine months ended December 31, 2017, two directors and officers of the Company forgave an aggregate of $669,388 in accrued salaries, wages and allowances owed to the directors and officers. The amount forgiven was recorded as a contribution to equity.

Use of Proceeds

As part of the reverse takeover transaction, the Company presented a use of proceeds in its filing statement dated June 30, 2017. The Company subsequently revised the planned use of proceeds upon the disposition of Go Green. The following table presents the key allocations of the use of proceeds as well as the remaining funds allocated.

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	Use of Proceeds (as Reallocated)	Use of Funds Through December 31, 2017 (3)	Remaining Funds Allocated (4)
Research and Development (1)	10,126,650	1,559,848	8,566,802
General and Administrative Costs	1,491,970	876,711	615,259
Go-Green Operations (2)	(125,000)	(25,000)	(100,000)
Estimated Costs Incidental to the Transactions	662,060	662,060	-
Unallocated (5)	742,370	(122,451)	864,821
TOTAL	12,898,050	2,951,168	9,946,882

(1)	Most spending on Research and Development is based in US Dollars. Amounts will vary from proposed use of proceeds based on changes in the exchange rate.
(2)	On November 29, 2017, the Company disposed of the shares of Go-Green B.C. Medicinal Marijuana Ltd. (“Go Green”) in exchange for $200,000, paid over a 180-day period, as well as the return of 27,000 Common Shares to treasury. The variance has occurred due to the disposition of Go Green by the Company, which has resulted in a cash inflow versus outflow. The difference has been reallocated to General and Administrative Costs, as well as transaction costs, which were higher than originally budgeted.
(3)	Excludes non-monetary transactions.
(4)	The Company cannot guarantee that the final actual use of funds will match the estimated use of funds as it is an early stage business, and the Company continuously reviews its operations and additional opportunities to generate shareholder value, which may create variances.
(5)	The unallocated amount for the use of funds for the period ended December 31, 2017, including cash proceeds from warrant exercises of $728,316. Unallocated includes certain marketing and foreign exchange costs that had not previously been allocated.

Critical Accounting Estimates

The preparation of the condensed consolidated interim financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes could differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to: useful lives of plant and equipment, impairment of non-financial assets, valuation of common shares and share purchase option valuations.

Changes in Accounting Policies

Management anticipates that all of the pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s consolidated financial statements is provided below. Certain other new standards and interpretations have been issued, but are not expected to have an impact on the Company’s consolidated financial statements.

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Future Changes in Accounting Policies

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 is not expected to have an impact on the classification and measurement of the Company’s financial assets and liabilities when adopted in 2018.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently assessing the impact of IFRS 16.

Financial Instruments

As at December 31, 2017, the Company’s financial instruments consist of cash and cash equivalents, sales tax recoverable, other receivable and accounts payable and accrued liabilities. The fair value of these financial instruments approximate carrying value since they are short-term in nature and are receivable or payable on demand.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. From time to time, the Company holds financial instruments that are denominated in a currency other than the Canadian dollar. At December 31, 2017, the Company held financial assets of $1,346,100 (March 31, 2017 - $886,969) denominated in US dollars and had research and development commitments denominated in US Dollars. During the three and nine months ended December 31, 2017, the Company recognized foreign currency exchange gain of $43,316 and loss of $57,092, respectively (2016 - gain of $5,557 and loss of $4,270, respectively) relating to currency fluctuations between the Canadian and US dollars.

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Market

Scythian expects the cannabinoid therapeutics market will grow significantly in the coming years due to softening public and political views toward the use of medical marijuana and the potential benefits Cannabinoid products may provide over existing therapies. Interest in Cannabinoid therapeutics has increased over the past several years as pre-clinical and clinical data has emerged highlighting the potential efficacy and safety benefits of cannabinoid therapeutics. Studies have been conducted on the application of Cannabinoids in the treatment of various diseases such as diabetes, neoplasms, inflammatory diseases, neurological conditions, chronic pain and chemotherapy induced nausea and vomiting.

Scythian will initially be seeking FDA approval for its products in the United States. Once FDA approval has been obtained, Scythian will market its products and seek approvals equivalent to FDA approval in as many countries as is commercially feasible.

Risk Factors

The Company’s overall performance and results of operations are subject to a number of risks and uncertainties. The economic, industry and risk factors discussed in the Company’s annual information form filed on January 23, 2018 (the “Annual Information Form”), related to the year ended December 31, 2016, and the Company’s Final Short-Form Prospectus dated February 6, 2018, filed on www.sedar.com, which risk factors are incorporated by reference into this document, and should be reviewed in detail by all readers. These risks include, but are not limited to:

●	Financial risks
●	Limited operating history and no assurance of profitability
●	No revenue to date
●	Changes in laws, regulations and guidelines in Canada and the United States
●	Material agreement
●	Anti-money laundering laws and regulations
●	Heightened scrutiny in the United States
●	Regulatory risks
●	Reliance on regulatory approval
●	Reliance on pre-clinical testing and clinical trials
●	Reliance on third parties for pre-clinical and clinical trials
●	Vulnerability of results of planned clinical trials
●	Risk of product failure
●	Product liability
●	Reliance on manufacturers
●	Competition
●	Reliance on key personnel
●	Management of growth
●	Reliance on computer systems
●	Transportation risks
●	Operating risk
●	Employee regulations
●	Litigation

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●	Intellectual property
●	Dividends
●	Volatile market price of the common shares
●	NASDAQ Capital Markets listing
●	Exchange rate due to NASDAQ Capital Markets listing

Regulatory Developments

The commercial medical marijuana industry is a relatively new industry and Scythian anticipates that such regulations will be subject to change. Scythian’s operations are subject to a variety of laws, regulations, guidelines and policies relating to the manufacture, import, export, management, packaging/labelling, advertising, sale, transportation, distribution, storage and disposal of the product candidates but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. While to the knowledge of management, Scythian is currently in compliance with all such laws, any changes to such laws, regulations, guidelines and policies due to matters beyond the control of Scythian may adversely affect its operations.

Regulatory Developments in Canada

On October 19, 2015, the Liberal Party of Canada (the “Liberal Party”) was elected and obtained a majority government in Canada. The Liberal Party had made electoral commitments to legalize, regulate and tax recreational marijuana use in Canada.

On August 24, 2016, the ACMPR replaced the Marihuana for Medical Purposes Regulations (the “MMPR”) in respect of the production, sale and distribution of medical marijuana and related oil extracts. The MMPR came as a result of the Federal Court of Canada ruling in the case of Allard v Canada which found the MMPR unconstitutional as it violated the plaintiffs’ rights under section 7 of the Canadian Charter of Rights and Freedoms by placing restrictions on a patient’s ability to reasonably access medical marijuana.

The ACMPR effectively combines the regulations and requirements of the MMPR, the Marihuana Medical Access Regulations (“MMAR”) and the Section 56 Exemptions relating to cannabis oil under the Controlled Drug and Substances Act (the “CDSA”) into one set of regulations. In addition, among other things, the ACMPR sets out the process patients are required to follow to obtain authorization from Health Canada to grow marijuana and to acquire seeds or plants from licensed producers to grow their own marijuana. Patients have three options under the ACMPR in order to obtain marijuana:

●	continue to access quality-controlled marijuana by registering with licensed producers;
●	register with Health Canada to produce a limited amount of marijuana for their own medical purposes; or
●	designate someone else to produce it for them.

On December 13, 2016, the Task Force on Cannabis Legalization and Regulation (the “Cannabis Task Force”), was established by the Canadian Federal Government. The Cannabis Task Force’s role was to seek input on the design of a new system to legalize, strictly regulate and restrict access to marijuana, complete a review and publish a report outlining its recommendations. On April 13, 2017, the Liberal Party tabled Bill C-45, An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts (the “Cannabis Act (Canada)”), which would legalize and regulate the production, distribution and sale of marijuana for unqualified adult use across Canada. The Cannabis Act (Canada) is expected to be implemented no later than the summer of 2018. It is not yet clear what, if any, negative impact the Cannabis Act (Canada) might have on the medical marijuana industry as a whole. The impact of such regulatory changes on Scythian’s business is unknown, and the proposed regulatory changes may not be implemented at all.

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On September 8, 2017 the Ontario government announced a proposed retail and distribution model for legalized recreational marijuana modelled on the current Liquor Control Board of Ontario (the “LBCO”) framework.

On October 3, 2017, the Parliamentary Standing Committee on Health (“HESA”) proposed amendments to the Cannabis Act (Canada), which would allow for marijuana edibles and concentrates to be available for sale within 12 months of the Cannabis Act (Canada) coming into force.

On October 16, 2017, the Canadian Securities Administrators, the Toronto Stock Exchange, the TSXV and the Canadian Securities Exchange each released written statements outlining their interpretations and ongoing treatment of public companies engaged in cross-border marijuana-related activities. These guidelines establish a disclosure-based approach that sets out robust standards for public companies that currently conduct or are contemplating marijuana-related activities in the United States. The Company believes the Canadian Securities Administrators’ Staff Notice 51-352 Issuers with Marijuana-Related Activities and the TSXV’s Bulletin Business Activities Related to Marijuana in the United States apply to the Company as it carries on marijuana-related activities in the United States through its association with the University.

On November 21, 2017, Health Canada released a consultation paper “Proposed Approach to the Regulation of Cannabis” (the “Proposed Regulations”), which, among other things, seeks to solicit public input and views of the regulatory approach to the recreational marijuana market. Stakeholders were invited to share their views on the Proposed Regulations until January 20, 2018. Health Canada is expected to publish a summary of the comments received as well as a detailed outline of any changes to the regulatory approach.

The Proposed Regulations are divided into the following major categories:

1.	Licences, Permits and Authorization;
2.	Security Clearances;
3.	Cannabis Tracking System;
4.	Packaging and Labelling;
5.	Cannabis for Medical Purposes; and
6.	Health Products and Cosmetics Containing Cannabis.

Licences, Permits and Authorization

The Proposed Regulations establish different types of authorizations, based on the activity undertaken and, in some cases, the scale of the activity. Rules and requirements for different categories of authorized activities are intended to be proportional to the public health and safety risks posed by each category of activity. The types of proposed authorizations include: (i) cultivation; (ii) processing; (iii) sale to the public for medical purposes and non-medical purposes in provinces and territories that have not enacted a retail framework; (iv) analytical testing; (v) import/export; and (vi) research.

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Cultivation licences would allow for both large-scale and small-scale (i.e. micro) growing of cannabis, subject to a stipulated threshold. Industrial hemp and nursery licences would also be issued as a subset of cultivation licences. Health Canada is considering a number of options for establishing and defining a “micro-cultivator” threshold, such as plant count, size of growing area, total production, or gross revenue. Part of the stated purpose of the Proposed Regulations is to solicit feedback from interested stakeholders regarding the most appropriate basis for determining what such threshold should be.

The Proposed Regulations provide that all licences issued under the Cannabis Act (Canada) would be valid for a period of no more than five years and that no licensed activity could be conducted in a dwelling-house. The Proposed Regulations also permit both outdoor and indoor cultivation of cannabis.

Security Clearances

It is proposed that select personnel (including individuals occupying a “key position”, such as directors, officers, significant shareholders and individuals identified by the Minister of Health) associated with certain licences issued under the Cannabis Act (Canada) would be required to hold a valid security clearance issued by the Minister of Health. The Proposed Regulations would permit the Minister of Health to refuse to grant security clearances to individuals associated with organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This is the approach currently in place under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes.

Health Canada acknowledges in the Proposed Regulations that there are individuals who may have histories of non-violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) who may seek to obtain a security clearance so to participate in the legal cannabis industry. Under the Proposed Regulations, the Minister of Health is authorized to grant security clearances to any individual on a case-by-case basis. Part of the purpose of the Proposed Regulations is to solicit feedback from interested parties on the degree to which such individuals should be permitted to participate in the legal cannabis industry.

Cannabis Tracking System

As currently proposed under the Cannabis Act (Canada), the Minister of Health will be authorized to establish and maintain a national cannabis tracking system. The system will be to track cannabis throughout the supply chain to prevent the diversion of cannabis into, and out of, the legal market. The Proposed Regulations provide the Minister of Health with the authority to make ministerial orders requiring certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.

Cannabis Products

The Proposed Regulations permit the sale to the public of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds. It is proposed that the sale of edible cannabis products and concentrates (such as hashish, wax and vaping products) would only be permitted within one year following the coming into force of the Cannabis Act (Canada).

The Proposed Regulations acknowledge that a range of product forms should be permitted to help the legal industry displace the illegal market. Additional product forms mentioned under the Proposed Regulations include “pre-rolled” cannabis and vaporization cartridges manufactured with dried cannabis. Specific details related to these new products are to be set out in a subsequent regulatory proposal.

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Packaging and Labelling

The Proposed Regulations set out requirements pertaining to the packaging and labelling of cannabis products. Such requirements promote informed consumer choice and allow for the safe handling and transportation of cannabis. Consistent with the requirements under the ACMPR, the Proposed Regulations require all cannabis products to be packaged in a manner that is tamper-evident and child-resistant.

While minor allowances for branding would be permitted, Health Canada is proposing strict limits on the use of colours, graphics, and other special characteristics of packaging to curtail the appeal of cannabis products to youth. To ensure that consumers make informed decisions and to avoid misuse, products will be required to be labelled with specific information about the product, contain mandatory health warnings similar to tobacco products, and be marked with a clearly recognizable standardized cannabis symbol.

Cannabis for Medical Purposes

The proposed medical access regulatory framework will remain substantively the same as currently exists under the ACMPR, with proposed amendments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system.

Health Products and Cosmetics Containing Cannabis

Health Canada is proposing a scientific, evidenced-based approach for the oversight of health products containing cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and health products, and medical devices. Under the Proposed Regulations, the use of cannabis-derived ingredients in cosmetics, which is currently prohibited, will be permitted and subject to the provisions of the Cannabis Act (Canada).

On November 27, 2017, the House of Commons passed the Cannabis Act (Canada), which proposes the enactment of the Cannabis Act (Canada) to legalize and regulate the production, distribution and sale of marijuana for unqualified adult use across Canada. The Cannabis Act (Canada) is expected to be implemented no later than the summer of 2018.

On December 12, 2017, the Ontario government passed the Cannabis Act, 2017 (Ontario), to regulate the lawful use, sale and distribution of recreational marijuana in the Province of Ontario. The Cannabis Act, 2017 (Ontario) will, among other things:

●	create a new provincial retailer, overseen by the LCBO, to manage the distribution of recreational marijuana through stand-alone stores and an LCBO-controlled online order and distribution service, These channels will be the only channels through which consumers will be able to legally purchase recreational marijuana;
●	set a minimum age of 19 to use, buy, possess and cultivate marijuana in Ontario; and
●	ban the use of marijuana in public places, workplaces and motor vehicles.

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Provincial governments from Alberta, British Columbia and New Brunswick have followed the Province of Ontario’s model to control the use, sale and distribution of marijuana. Specifics of their frameworks have not been confirmed and a period for public consultation has been implemented.

On January 12, 2018, the Canadian Securities Administrators issued a statement following the rescission of the Cole Memorandum (as defined below), which indicated that it is considering whether its disclosure-based approach for issuers with United States marijuana-related activities remains appropriate in light of the rescission of the Cole Memorandum. The Canadian Securities Administrators further noted that more details of their position would follow, but no further details have been provided as of the date of this MD&A.

Regulatory Developments in the United States

In the United States, marijuana is largely regulated at the state level. To the Company’s knowledge, there are to date a total of 29 states, plus the District of Columbia, Puerto Rico and Guam that have legalized marijuana in some form. Notwithstanding the permissive regulatory environment of medical marijuana at the state level, marijuana continues to be categorized as a Schedule I controlled substance under the Controlled Substances Act of 1970 (the “CSA”) and as such, violates federal law in the United States.

The United States has a complex regulatory landscape when it comes to medical marijuana. The CSA regulates the possession, importation, manufacture, distribution and dispensing of controlled substances under United States federal law. Under the CSA, controlled substances are classified into schedules based on their potential for abuse by a patient or other user. Marijuana is and always has been classified as a Schedule 1 substance under the CSA. Under the CSA, all Schedule 1 substances are subject to strict production quotas and, unlike drugs in other schedules, no medical prescription may be written for Schedule 1 substances. The CSA, does, however, permit the possession, manufacture, or distribution of marijuana or other Schedule 1 substances in furtherance of a government-approved research study.

On August 29, 2013, the Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) directing that individuals and businesses that rigorously comply with state regulatory provisions in states that have strictly-regulated legalized medical or recreational marijuana programs should not be a prosecutorial priority for violations of federal law. The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing marijuana in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of marijuana, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the Department of Justice has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard. In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the Department of Justice should be focused on addressing only the most significant threats related to marijuana. States where medical marijuana had been legalized were not characterized as a high priority.

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The United States Congress has passed appropriations bills each of the last three years that included the Rohrabacher Amendment Title: H.R.2578 — Commerce, Justice, Science, and Related Agencies Appropriations Act, 2016 (“Rohrabacher-Blumenauer Amendment”), which by its terms does not appropriate any federal funds to the United States Department of Justice for the prosecution of medical marijuana offenses of individuals who are in compliance with state medical marijuana laws. This enacted legislation remains in force today. American courts have construed these appropriations bills to prevent the federal government from prosecuting individuals when those individuals comply with state law. However, because this conduct continues to violate federal law, American courts have observed that should Congress at any time choose to appropriate funds to fully prosecute the CSA, any individual or business—even those that have fully complied with state law—could be prosecuted for violations of federal law. If Congress restores funding, the United States government will have the authority to prosecute individuals for violations of the law before it lacked funding under the CSA’s five-year statute of limitations.

In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he disagreed that it had been implemented effectively and, on January 4, 2017, Attorney General Jeff Sessions issued a memorandum (the “Sessions Memorandum”) that rescinded the Cole Memorandum. The Sessions Memorandum rescinded previous nationwide guidance specific to the prosecutorial authority of United States Attorneys relative to marijuana enforcement on the basis that they are unnecessary, given the well-established principles governing federal prosecution that are already in place. Those principals are included in chapter 9.27.000 of the United States Attorneys’ Manual and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.

As a result of the Sessions Memorandum, federal prosecutors will now be free to utilize their prosecutorial discretion to decide whether to prosecute marijuana activities despite the existence of state-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such marijuana activities, and resultantly it is uncertain how actively federal prosecutors will be in relation to such activities. Furthermore, the Sessions Memorandum did not discuss the treatment of medical marijuana by federal prosecutors. Medical marijuana is currently protected against enforcement by enacted legislation from United States Congress in the form of the Rohrabacher-Blumenauer Amendment, which similarly prevents federal prosecutors from using federal funds to impede the implementation of medical marijuana laws enacted at the state level, subject to Congress restoring such funding. Due to the ambiguity of the Sessions Memorandum in relation to medical marijuana, there can be no assurance that the federal government will not seek to prosecute cases involving marijuana businesses that are otherwise compliant with state law.

Although recreational use of marijuana is criminalized at the state level, medical marijuana is now legal under the Florida Constitution. The process of legalization began in 2014, when the legislature for the State of Florida passed the Compassionate Medical Cannabis Act which legalized a non-euphoric strain of marijuana for medical use in Florida for certain patients with terminal illnesses and certain other conditions. In November 2016, Amendment 2 to the Florida Constitution was approved which expanded the reach of the Florida Constitution to include medical marijuana to treat twenty plus medical conditions and/or those conditions that a physician would opine could be alleviated with the use of medical marijuana. The Florida legislature was granted an opportunity to draft and pass legislation to implement Amendment 2 during the 2017 legislative session, and the legislature passed and the governor signed Senate Bill 8A, which is now codified as Fla. Stat 381.986 et seq. The Florida Department of Health, Office of Medical Marijuana Use has also initiated its rule making process to create rules and regulations that implement section 381.986, and that process is ongoing. To date, several procedural and administrative rules have been enacted pertaining to pesticide use, penalties for statutory violations and other administrative matters.

The Company is not engaged in the cultivation or distribution of medical marijuana in the United States. Its business and its association with the University through the pre-clinical and clinical trials of Scythian’s Combination Therapy, which includes the use and/or handling of marijuana as a Schedule 1 substance, is in compliance with the laws in the State of Florida and the federal laws of the United States. The University was awarded a license from the Federal Drug Enforcement Agency to conduct the R&D Agreement as a government approved research project involving marijuana in accordance with the CSA. Additionally, neither Scythian nor the University are engaged in the cultivation or dispensing of medical marijuana to patients in Florida. The approach to enforcement of medical marijuana by both the State of Florida and the United States government is subject to change, and any such change in the laws relating to medical marijuana may adversely affect the Company.

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Key Personnel

Jonathan Gilbert, CEO, Chairman, Director

Jonathan Held, CFO

David Schrader, COO

Michael Barnes, Chief Medical Officer

Maghsoud Dariani, Chief Scientific Officer

Board of Directors

Jonathan Gilbert

Gary Leong

Roger Rai

Victor Neufeld

George Scorsis

Advisory Board

Peter Levy

Scott David Boruchov

Renah Persofsky

Jeffrey Freedman

Pro Athlete Advisory Committee

Bart Oates

Ottis Jerome Anderson

Endorsements

Pro Football Legends

World Boxing Association

Additional information about the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com or http://scythianbio.com.

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